UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-Q

(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 30, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __ to __
Commission File Number 001-04146

NAVISTAR FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	36-2472404
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2850 West Golf Road Rolling Meadows, Illinois	60008
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code 847-734-4000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days Yes _X_ No___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No __

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes __ No__

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of May 31, 2004, the number of shares outstanding of the registrant's common stock was 1,600,000.

THE REGISTRANT IS A WHOLLY-OWNED SUBSIDIARY OF INTERNATIONAL TRUCK AND ENGINE CORPORATION, WHICH IS A WHOLLY-OWNED SUBSIDIARY OF NAVISTAR INTERNATIONAL CORPORATION, AND MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION H (1) (a) AND (b) OF FORM 10-Q AND IS THEREFORE FILING THIS FORM WITH THE REDUCED DISCLOSURE FORMAT.

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

INDEX

Part I – Financial Information

Item 1. Financial Statements

Navistar Financial Corporation and Subsidiaries

Statements of Consolidated Income and Retained Earnings (Unaudited)

	Three Months Ended		Six Months Ended	
	April	April	**April**	April
Millions of Dollars	**2004**	2003	**2004**	2003
Revenues				
Retail Notes and Finance Leases	$ **6.6**	$ 12.6	$ **17.4**	$ 22.4
Income Related to Sales of Finance Receivables	**27.6**	(3.4)	**30.9**	35.4
Operating Leases	**13.9**	18.6	**27.5**	36.5
Wholesale Notes	**7.7**	7.4	**15.1**	14.9
Accounts	**6.4**	4.8	**11.2**	9.1
Servicing Fees	**6.4**	6.4	**12.8**	12.6
Other Revenue	**0.9**	1.4	**2.1**	3.2
Total	**69.5**	47.8	**117.0**	134.1
Expenses				
Cost of Borrowing				
Interest Expense	**11.4**	12.6	**23.1**	26.1
Other	**2.6**	2.1	**4.6**	3.9
Credit, Collection and Administrative	**9.0**	11.1	**18.1**	21.2
Provision for Credit Losses	**3.3**	3.7	**4.4**	7.9
Depreciation on Operating Leases	**9.7**	11.9	**20.1**	24.6
Other Expense	**0.5**	0.1	**1.0**	2.1
Total	**36.5**	41.5	**71.3**	85.8
Income Before Taxes	**33.0**	6.3	**45.7**	48.3
Income Tax Expense	**12.9**	4.2	**17.7**	19.3
Net Income	$ **20.1**	$ 2.1	$ **28.0**	$ 29.0
Retained Earnings				
Beginning of Period	$ **212.5**	$ 219.0	$ **204.6**	$ 197.1
Dividends Paid	**-**	(5.0)	**-**	(10.0)
End of Period	$ **232.6**	$ 216.1	$ **232.6**	$ 216.1

See Notes to Consolidated Financial Statements.

Navistar Financial Corporation and Subsidiaries

Statements of Consolidated Financial Condition

Millions of Dollars	(Unaudited) April 30, 2004	October 31, 2003	(Unaudited) April 30, 2003
ASSETS			
Cash and Cash Equivalents	$ 24.1	$ -	$ 53.7
Finance Receivables			
Finance Receivables Held for Sale	375.4	519.9	745.9
Other Finance Receivables	413.1	347.3	269.6
Allowance for Losses	(8.8)	(12.9)	(17.1)
Finance Receivables, net	779.7	854.3	998.4
Net Accounts Receivables from Affiliates	6.9	-	-
Amounts Due from Sales of Receivables	388.3	368.9	335.8
Net Investment in Operating Leases	160.5	191.1	203.7
Restricted Marketable Securities	504.1	505.6	237.7
Other Assets	32.1	39.9	49.6
Total Assets	$ 1,895.7	$ 1,959.8	$ 1,878.9
LIABILITIES AND SHAREOWNER'S EQUITY			
Net Accounts Payables to Affiliates	$ -	$ 4.2	$ 24.9
Senior and Subordinated Debt	1,371.0	1,461.9	1,356.4
Other Liabilities	128.6	129.5	113.7
Total Liabilities	1,499.6	1,595.6	1,495.0
Shareowner's Equity			
Capital Stock (par value $1.00, 1,600,000 shares issued and outstanding) and Paid-In Capital	171.0	171.0	171.0
Retained Earnings	232.6	204.6	216.1
Accumulated Other Comprehensive Loss	(7.5)	(11.4)	(3.2)
Total Shareowner's Equity	396.1	364.2	383.9
Total Liabilities and Shareowner's Equity	$ 1,895.7	$ 1,959.8	$ 1,878.9

See Notes to Consolidated Financial Statements.

Navistar Financial Corporation and Subsidiaries

Statements of Consolidated Cash Flow (Unaudited)

Millions of Dollars	Six Months Ended April 2004	Six Months Ended April 2003
Cash Flow From Operations		
Net income	$ **28.0**	$ 29.0
Adjustments to reconcile net income to cash provided from operations:		
Gains on sales of receivables	**(32.0)**	(33.2)
Depreciation, amortization and accretion	**25.9**	30.0
Provision for credit losses	**4.4**	7.9
Net change in accounts payable (receivable) to (from) affiliates	**(11.1)**	(27.3)
Net change in accrued income taxes	**6.3**	12.1
Other	**1.1**	13.6
Total	**22.6**	32.1
Cash Flow From Investing Activities		
Originations of finance receivables held for sale	**(577.6)**	(473.7)
Net proceeds from sales of finance receivables held for sale	**793.7**	849.9
Net proceeds from sales of retail accounts	**94.0**	-
Net change in restricted marketable securities	**1.5**	(133.1)
Collections of retail notes and finance lease receivables, net of change in unearned finance income	**59.0**	76.8
Repurchase of sold retail receivables	**(130.6)**	(159.2)
Net change in wholesale notes and accounts receivables	**(159.8)**	24.8
Net change in amounts due from sales of receivables	**4.2**	8.3
Purchase of equipment leased to others	**(8.4)**	(16.1)
Sale of equipment leased to others	**19.1**	36.0
Receipts from derivative contracts	**0.7**	2.3
Payments on derivative contracts	**(0.4)**	(7.6)
Total	**95.4**	208.4
Cash Flow From Financing Activities		
Net change in bank revolving credit facility usage	**(55.0)**	(171.0)
Proceeds from long-term debt	**22.9**	28.4
Principal payments on long-term debt	**(61.8)**	(66.2)
Dividends paid to International	**-**	(10.0)
Total	**(93.9)**	(218.8)
Change in Cash and Cash Equivalents	**24.1**	21.7
Cash and Cash Equivalents, Beginning of Period	**-**	32.0
Cash and Cash Equivalents, End of Period	$ **24.1**	$ 53.7
Supplementary disclosure of cash flow information:		
Interest paid	$ **23.8**	$ 27.6
Income taxes paid, net of refunds	$ **12.7**	$ 7.0

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Navistar Financial Corporation and its wholly-owned subsidiaries ("Corporation"). International Truck and Engine Corporation ("International"), which is wholly owned by Navistar International Corporation ("Navistar"), is the parent company of the Corporation.

The accompanying unaudited financial statements have been prepared in accordance with accounting policies described in the Corporation's 2003 Annual Report on Form 10-K and should be read in conjunction with the disclosures therein.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities". This interpretation addresses consolidation requirements of variable interest entities ("VIE's"). In December 2003, the FASB revised this Interpretation to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest for the entity to finance its activities without additional financial support. This Interpretation, as revised, is effective for periods ending after December 15, 2003. The Corporation determined that it does not have an interest in a VIE, as defined within this Interpretation. Transferors to qualifying special purpose entities ("QSPE's") subject to the reporting requirements of Statements of Financial Accounting Standards ("SFAS") 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", are excluded from the scope of this interpretation. The Corporation currently sells receivables to entities meeting the requirements of QSPE's. Therefore, this Interpretation has no impact on the Corporation's results of operations, financial condition, and cash flows.

In December 2003, the FASB issued a revision to SFAS 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". This Statement retains the disclosures previously required by SFAS 132 but adds additional disclosure requirements about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It also calls for the required information to be provided separately for pension plans and for other postretirement benefit plans. The interim-period disclosures required by this Statement are provided in Note 9 to the financial statements.

1. **BASIS OF PRESENTATION (continued)**

On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") into law. The Act introduces a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. The Corporation has chosen to defer recognizing the effects of the Act on its postretirement health care insurance plans as permitted by FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" until authoritative guidance is issued by the FASB. Accordingly, the Corporation's measures of the accumulated projected benefit obligation and net periodic postretirement benefit expense do not reflect the effects of the Act. In May 2004, the FASB issued FSP 106-2, which supercedes FSP 106-1 and requires the commencement of accounting recognition for the effects of the Act no later than the Corporation's quarter ending October 31, 2004. The Corporation anticipates implementing the accounting guidance related to the effects of the Act during the quarter ending July 31, 2004 and will be required to report the cumulative effect of accounting for the subsidy as of the date of the Act through the date of implementation. The Corporation anticipates the Act will result in a reduction of its future net health care expenses and liabilities.

In the opinion of management, these interim financial statements reflect all adjustments, consisting of normal recurring items, necessary to present fairly the results of operations, financial condition and cash flow for the interim periods presented. Interim results are not necessarily indicative of results to be expected for any other interim period or for the full year. Certain amounts in the prior period financial statements have been reclassified to conform with current period presentations.

2. **COMPREHENSIVE INCOME**

The Corporation's total comprehensive income was:

	Three Months Ended April 30		Six Months Ended April 30	
Millions of Dollars	**2004**	2003	**2004**	2003
Net income	**$ 20.1**	$ 2.1	**$ 28.0**	$ 29.0
Change in net unrealized gains on investments (net of tax of ($0.7), $0.0, ($2.4), and $0.0)	**1.4**	-	**3.9**	0.1
Total comprehensive income	**$ 21.5**	$ 2.1	**$ 31.9**	$ 29.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3. FINANCE RECEIVABLES

Finance receivables are summarized as follows:

Millions of Dollars	April 30, 2004		October 31, 2003		April 30, 2003	
Retail notes, net of unearned income	$	279.9	$	404.5	$	599.8
Finance leases, net of unearned income		95.5		115.4		146.1
Wholesale notes		97.8		46.0		41.6
Accounts:						
Retail		226.8		217.9		158.5
Wholesale		88.5		83.4		69.5
Total accounts		315.3		301.3		228.0
Total finance receivables		788.5		867.2		1,015.5
Less: Allowance for losses		8.8		12.9		17.1
Total finance receivables, net	$	779.7	$	854.3	$	998.4

Finance receivables held for sale consisted of $375.4 million, $519.9 million, and $745.9 million in retail notes and finance leases, net of unearned income, as of April 30, 2004, October 31, 2003, and April 30, 2003, respectively.

4. ALLOWANCE FOR LOSSES

The allowance for losses is summarized as follows:

Millions of Dollars	April 30, 2004		October 31, 2003		April 30, 2003	
Allowance for losses, beginning of period	$	12.9	$	16.0	$	16.0
Provision for credit losses		4.4		15.8		7.9
Net losses charged to allowance		(2.3)		(4.2)		(2.9)
Allocated to finance receivables sold		(6.2)		(14.7)		(3.9)
Allowance for losses, end of period	$	8.8	$	12.9	$	17.1

The average outstanding balance of impaired finance receivables was not material for the fiscal periods ended April 30, 2004, October 31, 2003, and April 30, 2003. Interest income that would have been recognized on impaired finance receivables during the six months ended April 30, 2004 and 2003 or for the year ended October 31, 2003 was not material.

Balances with payments past due over 90 days on owned finance receivables, including held for sale, totaled $8.9 million as of April 30, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

5. **SENIOR AND SUBORDINATED DEBT**

Senior and subordinated debt outstanding is summarized as follows:

Millions of Dollars	April 30, 2004	October 31, 2003	April 30, 2003
Bank revolving credit facility, at variable rates, due December 2005	$ **516.0**	$ 571.0	$ 411.0
Revolving retail warehouse facility, at variable rates, due October 2005	**500.0**	500.0	500.0
Borrowings secured by operating leases, 3.45% to 6.65%, due serially through November 2009	**173.6**	212.5	270.0
Convertible debt, 4.75%, due April 2009	**181.4**	178.4	175.4
Total senior and subordinated debt	$ **1,371.0**	$ 1,461.9	$ 1,356.4

As of April 30, 2004, October 31, 2003, and April 30, 2003 the Corporation had unaccreted discount of $38.6 million, $41.6 million, and $44.6 million respectively, related to the convertible debt.

6. **DERIVATIVE FINANCIAL INSTRUMENTS**

The Corporation uses derivative financial instruments as part of its overall interest rate risk management strategy as further described under Note 13 of the 2003 Annual Report on Form 10-K.

The Corporation manages its exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt. This is accomplished by selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments. These derivative financial instruments may include forward contracts, interest rate swaps, and interest rate caps. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk as the instruments may become less valuable due to changes in market conditions or interest rates. The Corporation manages exposure to counterparty credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. The Corporation does not require collateral or other security to support derivative financial instruments with credit risk. The Corporation's counterparty credit exposure is limited to the positive fair value of contracts at the reporting date. As of April 30, 2004, the Corporation's derivative financial instruments had a negative net fair value. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

**NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)**

6. **DERIVATIVE FINANCIAL INSTRUMENTS (continued)**

As of April 30, 2004, the notional amounts and fair values of the Corporation's derivative financial instruments are summarized as follows:

Inception	Maturity	Instrument	Notional	Fair Value
			(Millions of Dollars)	
October 2000	November 2012	Interest rate cap	$ 500.0	$ (2.5)
	November 2012	Interest rate cap	500.0	2.5
July 2001	April 2006	Interest rate swap	25.7	(1.0)
November 2001	June 2004	Interest rate swap*	9.2	-
	July 2006	Interest rate swap*	24.3	0.1
November 2002	March 2007	Interest rate swap*	54.5	(0.4)
October 2003	April 2008	Interest rate swap*	-	-

* Accounted for as non-hedging instruments.

The fair values of all derivatives are recorded in Other Liabilities on the Statements of Consolidated Financial Condition.

In fiscal 2004, forward starting swap losses were $3.5 million, compared with $6.8 million in prior year.

7. **SALES OF RECEIVABLES**

During the first six months of fiscal 2004, the Corporation sold $795.0 million of retail notes and leases for a pre-tax gain of $32.0 million compared to the first six months of fiscal 2003, when the Corporation sold $850.0 million of retail receivables for a pre-tax gain of $33.2 million.

The Corporation's retained interests, which include interest-only receivables, cash reserve accounts, and subordinated certificates, are recorded at fair value in the periods in which the sales occur. The fair value of the interest-only receivable is based on estimates of prepayment speeds and discount rates. The Corporation evaluates the fair value of its retained interests quarterly and makes adjustments to these values when it deems permanent changes in its assumptions have changed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

7. **SALES OF RECEIVABLES (continued)**

The following table summarizes income related to sales of finance receivables:

Millions of Dollars	Three Months Ended April 30		Six Months Ended April 30	
	2004	2003	**2004**	2003
Gains on sales of receivables	$ **25.9**	$ 0.7	$ **32.0**	$ 33.2
Excess spread	**4.5**	3.1	**4.0**	8.2
Fair value adjustment	**-**	-	**(2.4)**	-
Derivative losses	**(3.2)**	(7.6)	**(3.5)**	(6.8)
Interest income from retained securities and other	**0.4**	0.4	**0.8**	0.8
Total income related to sales of finance receivables	$ **27.6**	$ (3.4)	$ **30.9**	$ 35.4

8. **COMMITMENTS AND CONTINGENCIES**

Leases

The Corporation is obligated under non-cancelable operating leases for the majority of its office facilities. These leases are generally renewable and provide that property taxes and maintenance costs are to be paid by the lessee. As of April 30, 2004, future minimum lease commitments under non-cancelable operating leases with remaining terms in excess of one year are as follows:

Twelve months period ended April 30,	(Millions of Dollars)
2005	$ 1.8
2006	1.7
2007	0.6
2008	0.2
2009	0.2
Thereafter	0.2
Total	$ 4.7

The total operating lease expense for the six months ended April 30, 2004 and 2003 and for the year ended October 31, 2003 was $0.7 million, $1.2 million and $2.3 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. **COMMITMENTS AND CONTINGENCIES (continued)**

Guarantees of Debt

The Corporation periodically guarantees the outstanding debt of affiliates. The guarantees allow for diversification of funding sources for the affiliates. As of April 30, 2004, the Corporation has multiple guarantees related to Navistar's three Mexican finance subsidiaries, Servicios Financieros Navistar, S.A. de C.V. ("SOFOL"), Arrendadora Financiera Navistar, S.A. de C.V. ("Arrendadora") and Navistar Comercial S.A. de C.V. The Corporation has no recourse as guarantor in case of default.

The following table summarizes the borrowings as of April 30, 2004:

Type of Funding	Maturity	Amount of Guaranty	Outstanding Balance
		(Millions of Dollars)	
Revolving credit facility**	December 2005	$ 100.0	$ 32.0
Medium term note*	November 2004	43.8	43.8
Revolving credit facility*	March 2006	0.5	0.5
Revolving credit facility*	April 2007	17.5	17.5
Revolving credit facility*, ***	Indefinite	21.0	21.0
Revolving credit facility*, ***	Indefinite	17.5	1.4
		Total	$ 116.2

* Peso-denominated
**Revolving credit facility guaranteed jointly with Navistar
***The bank reviews the terms of this facility monthly. This facility may be used for as long as all the conditions and terms are met.

Guarantees of Derivatives

As of April 30, 2004, the Corporation had guaranteed derivative contracts for interest rate swaps and cross currency swaps related to SOFOL and Arrendadora. The Corporation is liable up to the fair market value of these derivative contracts only in cases of default by SOFOL and Arrendadora.

The following table summarizes the guaranteed derivative contracts as of April 30, 2004:

Instrument	Maturity	Outstanding Notional	Fair Value
		(Millions of Dollars)	
Interest rate swaps and cross currency swaps*	May 2007	$ 68.6	$ 0.6

* Peso-denominated

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)**

8. **COMMITMENTS AND CONTINGENCIES (continued)**

Other

The Corporation has entered into an agreement for the repurchase of equipment. Under this agreement, which matures in August 2004, the Corporation would be required to make a maximum potential future payment of $11.9 million. Under the provisions of this agreement, the Corporation can liquidate the repurchased assets to recover all or a portion of the payment. The Corporation has potential exposure to the extent that there is a difference between the fair value of the repurchased asset and the guaranteed repurchase amount. The Corporation's current exposure under this agreement is estimated to be immaterial.

On November 30, 2001, the Corporation completed the sale of all of the stock of Harco National Insurance Company ("Harco"), a wholly-owned insurance subsidiary, to IAT Reinsurance Syndicate Ltd. ("IAT"), a Bermuda reinsurance company. As part of its sales agreement with IAT, the Corporation has agreed to guarantee the adequacy of Harco's loss reserves. There is no limit to the potential amount of future payments required by the Corporation related to this reserve. The sales agreement is scheduled to expire November 2008. The carrying amount of the Corporation's liability under this guarantee is estimated at $4.5 million as of April 30, 2004 and is included in Other Liabilities in the Consolidated Statements of Financial Condition. Management believes this reserve is adequate to cover any future potential payments to IAT.

9. **PENSION AND OTHER POSTRETIREMENT BENEFITS**

Postretirement Benefits Expense

Net periodic benefits expense is composed of the following:

Millions of Dollars	Pension Benefits			
	Three Months Ended April 30		Six Months Ended April 30	
	2004	2003	**2004**	2003
Service costs for benefits earned during the period	$ **0.1**	$ 0.1	$ **0.3**	$ 0.2
Interest on obligation	**1.0**	1.0	**1.9**	2.0
Amortization of cumulative losses	**0.3**	0.2	**0.6**	0.3
Less: Expected return on assets	**(1.2)**	(1.1)	**(2.4)**	(2.2)
Net postretirement benefits expense	$ **0.2**	$ 0.2	$ **0.4**	$ 0.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9.   **PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)**

	Other Benefits			
	Three Months Ended April 30		Six Months Ended April 30	
Millions of Dollars	**2004**	2003	**2004**	2003
Service costs for benefits earned during the period	$ **0.1**	$ 0.1	$ **0.1**	$ 0.1
Interest on obligation	**0.4**	0.4	**0.8**	0.8
Amortization of cumulative losses	**0.1**	0.1	**0.3**	0.3
Less: Expected return on assets	**(0.1)**	(0.1)	**(0.3)**	(0.3)
Net postretirement benefits expense	$ **0.5**	$ 0.5	$ **0.9**	$ 0.9

Employer Contributions

The Corporation did not contribute to the pension plans during the year-to-date period ended April 30, 2004 and presently does not anticipate making contributions to fund these plans in 2004. The Corporation does make contributions to partially fund retiree health care benefits. As of April 30, 2004, $0.1 million of contributions have been made to the retiree health care benefit plans. The Corporation presently anticipates contributing an additional $0.1 million to fund these plans for a total of $0.2 million for fiscal 2004.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Certain statements under this caption purely constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Navistar Financial Corporation's ("Corporation") actual results may differ significantly from the results discussed in such forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, and such forward-looking statements only speak as of the date of this Form 10-Q. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form 10-Q, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the heading "Business Outlook".

Overview

The Corporation was incorporated in Delaware in 1949 and is a wholly-owned subsidiary of International Truck and Engine Corporation ("International"), which is a wholly-owned subsidiary of Navistar International Corporation ("Navistar"). As used herein, the "Corporation" refers to Navistar Financial Corporation and its wholly-owned subsidiaries unless the context otherwise requires.

The Corporation is a commercial financing organization that provides wholesale, retail and lease financing in the United States for sales of new and used trucks sold by International and International's dealers. The Corporation also finances wholesale accounts and selected retail accounts receivable of International. Sales of new products (including trailers) of other manufacturers are also financed regardless of whether they are designed or customarily sold for use with International's truck products.

The Corporation also services finance receivables it originates and purchases. The Corporation's sources of revenues are from sales of its receivables, servicing of its sold receivables, earnings from investments and interest earned from its financing programs under wholesale and other dealer loan financing programs.

**ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION**

Overview (continued)

The Corporation is exposed to market risk primarily due to fluctuations in interest rates during the accumulation period prior to a sale of finance receivables. Interest rate risk arises when funding fixed rate receivables with floating rate debt. The Corporation has managed exposure to interest rate changes by funding floating rate receivables with floating rate debt and fixed rate receivables with fixed rate debt and equity capital. Management has reduced the net exposure, which results from the funding of fixed rate receivables with floating rate debt by generally selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments when appropriate.

Business Outlook

Navistar currently projects fiscal 2004 U.S. and Canadian Class 8 heavy truck demand to be 208,000 units, up 30.6% from 2003. Class 6 and 7 medium truck demand, excluding school buses, is forecast at 93,000 units, up 24.3% from 2003. Demand for school buses is expected to be 27,500 units, down 5.8% from 2003. Mid-range diesel engine shipments by Navistar to OEMs in fiscal 2004 are expected to be 349,200 units, 5.1% higher than 2003.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The significant accounting principles which management believes are the most important to aid in fully understanding the Corporation's financial results are:

- Sales of Receivables
- Allowance for Losses

Details regarding the Corporation's use of these policies and the related estimates are described in the Corporation's 2003 Annual Report on Form 10-K.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Results of Operations

Fiscal Six- Month Period 2004 Compared with 2003

Year-to-date net income was $28.0 million for 2004, compared with $29.0 million for the same period of 2003. The decrease in net income is due primarily to a reduction in retail notes and finance lease revenue, lower operating lease revenue and less income related to the sales of finance receivables. This was offset by a reduction in provision for losses, interest expense, and administrative expenses.

The Corporation had been experiencing lower past due finance receivables balances and fewer losses during the second quarter of fiscal 2004, compared with the same period of fiscal 2003. This was directly related to the Corporation's improved portfolio performance and improved recoveries in the used truck market. The Corporation experienced 40.2% fewer losses, net of recoveries, on its serviced portfolio in 2004 than in 2003. The Corporation believes that its portfolio performance and recoveries will continue barring any adverse impact on the economy and the trucking industry from higher crude oil and diesel fuel prices. The allowance is maintained at an amount management considers appropriate in relation to the outstanding portfolio based on factors such as overall portfolio credit risk quality, historical loss experience, and current economic conditions.

Financial Condition

Finance Volume and Finance Market Share

The Corporation's finance market share of new International trucks sold in the U.S. decreased from 15.0% at April 30, 2003 compared to 14.2% at April 30, 2004 primarily due to increased competition in the market. Despite the decline in finance market share, during the first six months of fiscal 2004, the Corporation's net retail notes and finance leases originations were $577.6 million, compared with $473.7 million during the same period of fiscal 2003. This increase reflects the continued improvement in the Class 6-8 truck market in which International participates. Net serviced retail notes and finance leases balances were $2,517.7 million and $2,487.4 million as of April 30, 2004 and 2003, respectively.

Wholesale note originations were $1,777.1 million during the first six months of fiscal 2004, compared with $1,454.9 million for the same period of fiscal 2003. Serviced wholesale note balances were $1,012.2 million and $909.8 million as of April 30, 2004 and 2003, respectively. The increase in wholesale note balances and originations reflects an increase in International orders and retail deliveries.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Financial Condition (continued)

Finance Volume and Finance Market Share

The Corporation has seen an improvement in its truck repossession activities.   Total year to date repossessions for fiscal 2004 were 645 units, compared with 1,398 units in 2003. Serviced repossession balance also decreased significantly from $40.9 million, as of April 30, 2003, to $18.2 million, as of April 30, 2004, as a result of the lower acquisition of repossessed vehicles.

Funds Management

The Corporation has traditionally obtained the funds to provide financing to International's dealers and retail customers from sales of finance receivables, commercial paper, short and long-term bank borrowings, and medium and long-term debt. The Corporation's current debt ratings have made sales of finance receivables the most economical source of funding.

Credit Ratings

The Corporation's debt ratings as of April 30, 2004 are as follows:

	Fitch	Moody's	Standard and Poor's
Senior unsecured debt	BB	Ba3	BB-
Subordinated debt	B+	B2	B
Outlook	Stable	Stable	Stable

In February 2004, Fitch upgraded the Corporation's outlook to Stable.

Funding Facilities

Receivable sales are a significant source of funding. Through the asset-backed public market and private placement sales, the Corporation has been able to fund fixed rate retail notes and finance leases at rates, which are more economical than those available to the Corporation in the public unsecured bond market. The Corporation sells retail notes and finance leases through Navistar Financial Retail Receivables Corporation ("NFRRC"), a special purpose, wholly-owned subsidiary of the Corporation.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Funds Management (continued)

Funding Facilities

During the first six months of 2004 and 2003, the Corporation sold $795.0 million and $850.0 million, respectively, of retail notes and finance leases to owner trusts which, in turn, issued asset-backed securities that were sold to investors.   As of April 30, 2004, there was no remaining shelf registration available to NFRRC.   On May 21, 2004, NFRRC filed a shelf registration for the public issuance of asset-backed securities.

Truck Engine Receivables Financing Corporation, a special purpose, wholly-owned subsidiary of the Corporation, has in place a trust that provides for the funding of $100.0 million of unsecured trade receivables generated by the sale of diesel engines and engine service parts from International to Ford Motor Company. The facility matures in 2006. As of April 30, 2004, the Corporation had utilized $100.0 million of this facility.

During the second quarter of fiscal 2004, Truck Retail Accounts Corporation ("TRAC"), a special purpose, wholly-owned subsidiary of the Corporation, obtained financing for its retail accounts with a bank conduit that provides for the funding of up to $100.0 million of eligible retail accounts. The revolving retail account facility expires in April 2005. The sales of retail accounts under TRAC constitute sales under generally accepted accounting principles in the United States of America, with the result that the sold accounts are removed from the Corporation's balance sheet and the investor's interests are not reflected as liabilities. TRAC is a separate corporate entity, and its assets will be available first and foremost to satisfy the claims of the creditors of TRAC. As of April 30, 2004, the Corporation had utilized $94.1 million of this facility.

Navistar Financial Securities Corporation ("NFSC"), a special purpose, wholly-owned subsidiary of the Corporation, has in place a revolving wholesale note trust that provides for the funding of up to $1,024.0 million of eligible wholesale notes. As of April 30, 2004, it comprised two $200.0 million tranches of investor certificates maturing in 2004 and 2008, two $212.0 million tranches of investor certificates maturing in 2005 and 2006, and variable funding certificates with a maximum capacity of $200.0 million maturing in February 2005. NFSC also has retained interest in marketable securities that could be used to fund $125.9 million in additional eligible wholesale notes. As of April 30, 2004, the Corporation had utilized $914.4 million of the revolving wholesale note trust.

Truck Retail Installment Paper Corporation ("TRIP"), a special purpose wholly-owned subsidiary of the Corporation, issued $500.0 million of senior and subordinated floating rate asset-backed notes on October 16, 2000. The proceeds were used to establish a revolving retail warehouse facility to fund the Corporation's retail notes and retail leases, other than fair market value leases, during the accumulation period prior to a receivable sale. TRIP did not hold any retail notes and leases at the end of the second quarter 2004, compared with $352.7 million at the end of the second quarter 2003. This difference was a result of a receivables sale in the second quarter of 2004.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Funds Management (continued)

Funding Facilities

The Corporation also has $820.0 million contractually committed bank revolving credit facility that will mature in December 2005. As of April 30, 2004, $548.0 million of this facility was utilized.

As of April 30, 2004, the aggregate available, including unrestricted cash, to fund finance receivables under all the various facilities was $1,037.5 million.

Navistar intends to assume the $220.0 million 4.75 percent convertible subordinated debt due in 2009 from the Corporation in June 2004. As compensation for the assumption of this debt, the Corporation will pay Navistar approximately $170.0 million in cash. Navistar previously received $50.5 million as compensation for providing the Corporation the shares in case the bonds convert. The $170.0 million payment will not affect the Corporation's liquidity. However, Navistar's assumption of the Corporation's debt would result in an increase in additional paid in capital for the Corporation.

The weighted average borrowing rate on all debt outstanding for the first six months of fiscal 2004 decreased to 3.30% from 3.78% for the same period in 2003. The decrease in the Corporation's weighted average borrowing rate is primarily a result of lower LIBOR rates.

Management believes that collections on the outstanding finance receivables portfolio plus cash available from the Corporation's various funding sources will permit the Corporation to meet the financing requirements of International's dealers and retail customers through 2004 and beyond.

New Accounting Pronouncements

The consolidated financial statements include the accounts of Navistar Financial Corporation and its wholly-owned subsidiaries ("Corporation"). International Truck and Engine Corporation ("International"), which is wholly owned by Navistar International Corporation ("Navistar"), is the parent company of the Corporation.

The accompanying unaudited financial statements have been prepared in accordance with accounting policies described in the Corporation's 2003 Annual Report on Form 10-K and should be read in conjunction with the disclosures therein.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

New Accounting Pronouncements (continued)

In December 2003, the FASB issued a revision to SFAS 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". This Statement retains the disclosures previously required by SFAS 132 but adds additional disclosure requirements about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It also calls for the required information to be provided separately for pension plans and for other postretirement benefit plans. The interim-period disclosures required by this Statement are provided in Note 9 to the financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". This interpretation addresses consolidation requirements of variable interest entities ("VIEs"). In December 2003, the FASB revised this Interpretation to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest for the entity to finance its activities without additional financial support. This Interpretation, as revised, is effective for periods ending after December 15, 2003. The Corporation determined that it does not have an interest in a VIE, as defined within this Interpretation. Transferors to qualifying special purpose entities ("QSPE's") subject to the reporting requirements of FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", are excluded from the scope of this interpretation. The Corporation currently sells receivables to entities meeting the requirements of QSPE's. Therefore, this Interpretation has no impact on the Corporation's results of operations, financial condition, and cash flows.

On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") into law. The Act introduces a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. The Corporation has chosen to defer recognizing the effects of the Act on its postretirement health care insurance plans as permitted by FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" until authoritative guidance is issued by the FASB. Accordingly, the Corporation's measures of the accumulated projected benefit obligation and net periodic postretirement benefit expense do not reflect the effects of the Act. In May 2004, the FASB issued FSP 106-2, which supercedes FSP 106-1 and requires the commencement of accounting recognition for the effects of the Act no later than the Corporation's quarter ending October 31, 2004. The Corporation anticipates implementing the accounting guidance related to the effects of the Act during the quarter ending July 31, 2004 and will be required to report the cumulative effect of accounting for the subsidy as of the date of the Act through the date of implementation. The Corporation anticipates the Act will result in a reduction of its future net health care expenses and liabilities.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Corporation's principal executive officer and principal financial officer, along with other management of the Corporation, evaluated the Corporation's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of April 30, 2004. Based on that evaluation, the principal executive officer and principal financial officer of the Corporation concluded that, as of April 30, 2004, the disclosure controls and procedures in place at the Corporation were (1) designed to ensure that material information relating to the Corporation is made known to them to allow timely decisions regarding required disclosure and (2) effective, in that such disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Corporation in reports that the Corporation files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations. Although the Corporation's principal executive officer and principal financial officer believe the Corporation's existing disclosure controls and procedures are adequate to enable the Corporation to comply with its disclosure obligations, the Corporation is in the process of formalizing and documenting the procedures already in place.

Changes in Internal Controls

The Corporation has not made any change to its internal control over financial reporting (as defined in rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended April 30, 2004 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

PART II – OTHER INFORMATION (continued)

ITEM 1. LEGAL PROCEEDINGS

There were no material pending legal proceedings other than ordinary, routine litigation incidental to the business of the Corporation.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits:

3   Articles of Incorporation and By-Laws E-1

4   Instruments Defining Rights of Security Holders,
        including Indentures E-6

10   Material Contracts...E-7

31.1   CEO Certification Pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002 ....E-13

31.2   CFO Certification Pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002 ....E-15

32   CEO and CFO Certifications Pursuant to
        Section 906 of the Sarbanes-Oxley Act of 2002 ....E-17

99   Amendment to the Certificate Purchase Agreement......................E-2

(b) Reports on Form 8-K filed during the quarter ended April 30, 2004:

The Corporation filed a current report on Form 8-K with the Commission on February 17, 2004 to announce the Corporation's new chief executive officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Navistar Financial Corporation
(Registrant)


Date <u>June 9, 2004</u>   <u>/s/ Paul Martin</u>
                              Paul Martin
                              Vice President and Controller
                              (Principal Accounting Officer)

Exhibit 3

**NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES**

ARTICLES OF INCORPORATION AND BY-LAWS

The following documents of Navistar Financial Corporation are incorporated herein by reference:

3.1   Restated Certificate of Incorporation of Navistar Financial Corporation (as amended and in effect on December 15, 1987). Filed on Form 8-K dated December 17, 1987. Filed under File No. 001-04146.

3.2   The By-Laws of Navistar Financial Corporation (as amended February 29, 1988). Filed on Form 10-K dated January 19, 1989. Filed under File No. 001-04146.

3.3   Amendment to the By-Laws of Navistar Financial Corporation. Filed as Exhibit 3.1 on Form 10-K dated December 18, 2003. Filed under File No. 001-04146.

Exhibit 99

FIRST AMENDMENT TO CERTIFICATE PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO CERTIFICATE PURCHASE AGREEMENT (this "Amendment") dated as of January 22, 2003, is entered into among NAVISTAR FINANCIAL SECURITIES CORPORATION, as seller (the "Seller"), NAVISTAR FINANCIAL CORPORATION, as servicer (the "Servicer"), RECEIVABLES CAPITAL CORPORATION, as conduit purchaser (the "Conduit Purchaser"), BANK OF AMERICA, NATIONAL ASSOCIATION, as a committed purchaser (the "Committed Purchaser") and BANK OF AMERICA, NATIONAL ASSOCIATION, as administrative agent for the Purchasers (in such capacity, the "Adminstrative Agent").

R E C I T A L S

A.   The Seller, the Servicer, the Conduit Purchaser, the Committed Purchaser and the Administrative Agent are parties to that certain Certificate Purchase Agreement, dated as of January 28, 2000 (as amended, supplemented or otherwise modified through the date hereof, the "Agreement").

B.   Such parties desire to amend the Agreement as hereafter set forth.

C.   NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   <u>Certain Defined Terms</u>. Capitalized terms which are used herein without definition and that are defined in the Agreement shall have the same meanings herein as in the Agreement.

2.   <u>Amendments to Agreement</u>. By their signatures hereto, each of the parties hereto hereby agrees to the following amendments to the Agreement:

2.1   The definition of "Alternate Rate" contained in Section 1.01 of the Agreement is hereby amended by replacing the percentage "0.625%" contained therein with the percentage "1.15%".

2.2   The definition of "Maximum Funded Amount" contained in Section 1.01 of the Agreement is hereby amended by replacing the amount "$25,000,000" contained therein (after giving effect to the letter dated as of January 23, 2002 from the Seller and the Servicer to the Administrative Agent, the Conduit Purchaser and the Committed Purchaser) with the amount "$200,000,000".

2.3   The definition of "Tranche Rate" contained in Section 1.01 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Tranche Rate" means for any Fixed Period, with respect to any Funding Tranche, a per annum rate equal to the sum of (i) the applicable Funding Rate for such Fixed Period plus (ii) if such Funding Tranche is funded at the CP Rate, the weighted average of the Program Rates applicable to such Fixed Period.

2.3   Section 1.01 of the Agreement is hereby amended by inserting in the appropriate alphabetical location therein the following new definition:

"Official Body" means any U.S. government or political subdivision or any U.S. agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any U.S. court, tribunal, grand jury or arbitrator, or any accounting board or authority (whether or not a part of government) which is responsible for the establishment or interpretation of U.S. accounting principles.

2.4   The first paragraph of Section 9.04(a) is hereby deleted in its entirety and replaced by the following:

"SECTION 9.04 Indemnity for Taxes, Reserves and Expenses. (a)   If after the date hereof, the adoption of any applicable law, rule, standard or regulation by any Official Body or any amendment or change in the interpretation of any existing or future applicable law, rule, standard or regulation by any Official Body charged with the administration, interpretation or application thereof (including, but not limited to, any interpretation of Accounting Research Bulletin No.51 by the Financial Accounting Standards Board) or the compliance with any directive of any Official Body (whether or not having the force of a Governmental Rule):"

2.5   Section 9.04(b) is hereby deleted in its entirety and replaced by the following:

"(b)   If any Indemnified Party shall have determined that, after the date hereof, the adoption of any applicable law, rule, standard or regulation by any Official Body regarding or related to capital adequacy, or any change therein, or any change in the interpretation thereof by any Official Body, or any directive regarding or related to capital adequacy (whether or not having the force of a Governmental Rule) of any such Official Body, has or would have the effect of reducing the rate of return on capital of such Indemnified Party (or its parent) as a consequence of such Indemnified Party's obligations hereunder or with respect hereto to a level below that which such Indemnified Party (or its parent) could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Indemnified Party to be material, then from time to time, such additional amount or amounts as will compensate such Indemnified Party (or its parent) for such reduction shall be payable to such Indemnified Party in accordance with Section 9.05(c). For avoidance of doubt, any interpretation of Accounting Research Bulletin No. 51 by the Financial Accounting Standards Board shall constitute an adoption, change, request or directive subject to this Section 9.04(b)."

3.   Effect of Amendment. All provisions of the Agreement, as amended by this Amendment, remain in full force and effect. After this Amendment becomes effective, all references in the Agreement (or in any other document governing the Seller's securitization program) to "this Agreement", "hereof", "herein" or words of similar effect referring to the Agreement shall be deemed to be references to the Agreement as amended by this Amendment. This Amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Agreement other than as set forth herein.

4.   Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, and each counterpart shall be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.   Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to any otherwise applicable principles of conflicts of law.

6.   Section Headings. The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this amendment or the Agreement or any provision hereof or thereof.

7.   Extension. By its signature hereto, each of the parties hereto hereby consents and agrees in writing to the extension of the Purchase Expiration Date out to January 21, 2004, and agrees that such extension shall take effect pursuant to Section 2.04 of the Agreement effective as of the date hereof.

[signatures on next page]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

NAVISTAR FINANCIAL SECURITIES CORPORATION
as Seller

By: _____
Name: _____
Title: _____

NAVISTAR FINANCIAL CORPORATION
as Servicer

By: _____
Name: _____
Title: _____

RECEIVABLES CAPITAL CORPORATION,
as Conduit Purchaser

By: _____
Name: _____
Title: _____

BANK OF AMERICA, NATIONAL ASSOCIATION
As Committed Purchaser

By: _____
Name: _____
Title: _____

BANK OF AMERICA, NATIONAL ASSOCIATION
As Administrative Agent

By: _____
Name: _____
Title: _____

Exhibit 4

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS,
INCLUDING INDENTURES

The following instruments of Navistar Financial Corporation defining the rights of security holders are incorporated herein by reference:

4.1   Credit Agreement for $820,000,000 Revolving Credit and Competitive Advance Facility dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V. and Navistar Comercial, S.A. de C.V., as borrowers, lenders party hereto, The Chase Manhattan Bank as Administrative Agent, Bank of America as Syndication Agent and Bank of Nova Scotia as Documentation Agent. Filed as Exhibit 10.05 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

4.2   Guarantee, dated as of December 8, 2000, made by Navistar, in favor of The Chase Manhattan Bank, as Administrative Agent, for the lenders parties to the Credit Agreement, dated as of December 8, 2000, among Navistar Financial Corporation and Arrendadora Financiera Navistar, S.A. DE C.V., Servicios Financieros Navistar, S.A. DE C.V. and Navistar Comercial, S.A. DE C.V., the Lenders, Bank of America, N.A., as syndication agent, The Bank of Nova Scotia, as documentation agent, and the Administrative Agent. Filed as Exhibit 10.07 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

4.3   Indenture dated as of March 25, 2002 by and among the Corporation, Navistar and The BNY Midwest Trust Company, as Trustee, for 4.75% Subordinated Exchangeable Notes due 2009 for $220,000,000. Filed as Exhibit 4.1 to Form S-3 dated May 7, 2002. Filed under File No. 333-87716-01.

4.4   Registration Rights Agreement, dated as of March 25, 2002, by and among the Corporation, Navistar, Salomon Smith Barney, Inc. and Banc of America Securities, LLC. Filed as Exhibit 4.2 to Form S-3 dated May 7, 2002. Filed under File No. 333-87716-01.

4.5   First Amendment to the Credit Agreement dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V., and Navistar Comercial, S.A. de C.V., as Borrowers, and the Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Bank of Nova Scotia, as Documentation Agent, with respect to $820,000,000 Revolving Credit and Competitive Advance Facility. Filed as Exhibit 3.2 to the Corporation's Form 10-Q dated March 8, 2004. Filed under File No. 001-04146.

Exhibit 10

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

MATERIAL CONTRACTS

The following documents of Navistar Financial Corporation are incorporated herein by reference:

10.1   Master Inter-company Agreement dated as of April 26, 1993, between the Corporation and International. Filed on Form 8-K dated April 30, 1993. Filed under File No. 001-04146.

10.2   Inter-company Purchase Agreement dated as of April 26, 1993, between the Corporation and Truck Retail Instalment Paper Corp. Filed on Form 8-K dated April 30, 1993. Filed under File No. 001-04146.

10.3   Pooling and Servicing Agreement dated as of June 8, 1995, among the Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, The Chase Manhattan Bank, as 1990 Trust Trustee, and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated December 12, 2003. Filed under File No. 033-87374.

10.4   Series 1995-1 Supplement to the Pooling and Servicing Agreement dated as of June 8, 1995, among the Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and The Bank of New York, as Master Trust Trustee on behalf of the Series 1995-1 Certificate holders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated December 4, 2003. Filed under File No. 033-87374.

10.5   Series 1998-1 Supplement to the Pooling and Servicing Agreement dated as of July 17, 1998, among the Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 1998-1 Certificateholders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated December 4, 2003. Filed under File No. 033-87374.

10.6   Certificate Purchase Agreement dated as of January 28, 2000, between Navistar Financial Securities Corporation, as seller, the Corporation, as Servicer, Receivable Capital Corporation, as the Conduit Purchaser, Bank of America, National Association, as administrative Agent for the Purchasers, and Bank of America, National Association, as a Committed Purchaser. Filed as Exhibit 1.1 on Form 8-K dated February 24, 2000. Filed under File No. 033-87374.

10.7   Series 2000-1 Supplement to the Pooling and Servicing Agreement dated as of July 13, 2000, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 2000-1 Certificateholders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated July 14, 2000. Filed under File No. 033-87374.

10.8   Servicing Agreement dated as of October 16, 2000, between the Corporation, as Servicer, and Navistar Leasing Corporation, Harco Leasing Company, Inc., Truck Retail Instalment Paper Corp, The Bank of New York as Collateral Agent, and Bank One National Association, as Portfolio Trustee. Filed as Exhibit 10.01 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

10.9   Receivables Purchase Agreement dated as of October 16, 2000, between Truck Retail Instalment Paper Corp. and the Corporation. Filed as Exhibit 10.02 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

10.10   Indenture Agreement dated as of October 16, 2000, between Truck Retail Instalment Paper Corp., as Issuer, and The Bank of New York, as Indenture Trustee. Filed as Exhibit 10.03 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

10.11   Series 2000-1 Supplement dated as of October 16, 2000, to the Indenture also dated October 16, 2000 between Truck Retail Instalment Paper Corp., as Issuer, and The Bank of New York, as Indenture Trustee. Filed as Exhibit 10.04 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

10.12   Credit Agreement dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V., and Navistar Comercial, S.A. de C.V., as Borrowers, and the Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Bank of Nova Scotia, as Documentation Agent, with respect to $820,000,000 Revolving Credit and Competitive Advance Facility. Filed as Exhibit 10.05 to Navistar Financial Corporation's Form 10-Q dated March 15, 2001. Filed under File No. 001-04146.

10.13   Security, Pledge and Trust Agreement dated as of June 8, 2001, between the Corporation and Bankers Trust Company, as Trustee, pursuant to the terms of the Credit Agreement. Filed as Exhibit 10.01 to Navistar Financial Corporation's Form 10-K dated December 18, 2003. Filed under File No. 001-04146.

10.14   Purchase Agreement dated as of April 27, 2001, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2001-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed under File No. 033-50291.

10.15   Pooling and Servicing Agreement dated as of April 27, 2001, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2001-A Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed under File No. 033-50291.

10.16   Trust Agreement dated as of April 27, 2001, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2001-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed under File No. 033-50291.

10.17   Indenture dated as of April 27, 2001, between Navistar Financial 2001-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2001-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2001. Filed under File No. 033-50291.

10.18   Supplement No. 1, dated as of July 24, 2001, to Indenture agreement dated October 16, 2000, among Truck Retail Instalment Paper Corp. and The Bank of New York, to amend the Indenture to (i) revise the definition of "Series 2000-1 Loss Reserve Specified Balance", and (ii) revise the Amortization Events. Filed on Form 8-K dated August 6, 2001. Filed under File No. 001-04146.

10.19   Purchase Agreement dated as of November 1, 2001, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2001-B Owner Trust, as Issuer.   Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed under File No. 033-50291.

10.20   Pooling and Servicing Agreement dated as of November 1, 2001, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2001-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed under File No. 033-50291.

10.21   Trust Agreement dated as of November 1, 2001, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2001-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed under File No. 033-50291.

10.22   Indenture dated as of November 1, 2001, between Navistar Financial 2001-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2001-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 6, 2001. Filed under File No. 033-50291.

10.23   Purchase Agreement dated as of April 30, 2002, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2002-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed under File No. 033-50291.

10.24   Pooling and Servicing Agreement dated as of April 30, 2002, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2002-A Owner Trust, as Issuer.   Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed under File No. 033-50291.

10.25   Trust Agreement dated as of April 30, 2002, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2002-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed under File No. 033-50291.

10.26   Indenture dated as of April 30, 2002, between Navistar Financial 2002-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2002-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated May 3, 2002. Filed under File No. 033-50291.

10.27   Supplement No. 2, dated as of July 31, 2002, to Indenture agreement dated October 16, 2000, among Truck Retail Instalment Paper Corp. and The Bank of New York, to amend the Indenture to (i) revise the definition of "Series 2000-1 Loss Reserve Specified Balance," and (ii) revise the definition of "Reserve Account Trigger Event." Filed on Form 8-K dated November 27, 2002. Filed under File No. 001-04146.

10.28   Purchase Agreement dated as of November 19, 2002, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2002-B Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed under File No. 033-50291.

10.29   Pooling Agreement dated as of November 19, 2002, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2002-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed under File No. 033-50291.

10.30   Servicing Agreement dated as of November 19, 2002, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2002-B Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed under File No. 033-50291.

10.31   Trust Agreement dated as of November 19, 2002, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2002-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed under File No. 033-50291.

10.32   Indenture dated as of November 19, 2002, between Navistar Financial 2002-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2002-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 25, 2002. Filed under File No. 033-50291.

10.33   Purchase Agreement dated as of June 5, 2003, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2003-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed under File No. 033-50291.

10.34   Pooling Agreement dated as of June 5, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-A Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed under File No. 033-50291.

10.35	Servicing Agreement dated as of June 5, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-A Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed under File No. 033-50291.
10.36	Trust Agreement dated as of June 5, 2003, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2003-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed under File No. 033-50291.
10.37	Indenture dated as of June 5, 2003, between Navistar Financial 2003-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2003-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated June 11, 2003. Filed under File No. 033-50291.
10.38	Series 2003-1 Supplement to the Pooling and Servicing Agreement dated as of July 13, 2003, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 2003-1 Certificateholders. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated July 11, 2003. Filed under File No. 033-87374.
10.39	Purchase Agreement dated as of October 31, 2003, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2003-B Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed under File No. 033-50291.
10.40	Pooling Agreement dated as of October 31, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-B Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed under File No. 033-50291.
10.41	Servicing Agreement dated as of October 31, 2003, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2003-B Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed under File No. 033-50291.
10.42	Trust Agreement dated as of October 31, 2003, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2003-B Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed under File No. 033-50291.

10.43   Indenture dated as of October 31, 2003, between Navistar Financial 2003-B Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2003-B Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation's Form 8-K dated November 5, 2003. Filed under File No. 033-50291.

10.44   Fourth Amendment to the Master Inter-company Agreement dated as of April 26, 1993, between the Corporation and International. Filed as Exhibit 3.1 to the Corporation's Form 10-Q dated March 8, 2004. Filed under File No. 001-04146.

10.45   First Amendment to the Credit Agreement dated as of December 8, 2000, between the Corporation, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V., and Navistar Comercial, S.A. de C.V., as Borrowers, and the Chase Manhattan Bank, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Bank of Nova Scotia, as Documentation Agent, with respect to $820,000,000 Revolving Credit and Competitive Advance Facility. Filed as Exhibit 3.2 to the Corporation's Form 10-Q dated March 8, 2004. Filed under File No. 001-04146.

10.46   Purchase Agreement dated as of April 1, 2004, between the Corporation and Navistar Financial Retail Receivables Corporation, as Purchaser, with respect to Navistar Financial 2004-A Owner Trust, as Issuer. Filed as Exhibit 99.1 to Navistar Financial Retail Receivables Corporation Owner Trust 2004-A's Form 8-K dated April 5, 2004. Filed under File No. 333-67112-01.

10.47   Pooling Agreement dated as of April 1, 2004, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2004-A Owner Trust, as Issuer. Filed as Exhibit 4.1 to Navistar Financial Retail Receivables Corporation Owner Trust 2004-A's Form 8-K dated April 5, 2004. Filed under File No. 333-67112-01.

10.48   Servicing Agreement dated as of April 1, 2004, among the Corporation, as Servicer, and Navistar Financial Retail Receivables Corporation, as Seller, and Navistar Financial 2004-A Owner Trust, as Issuer. Filed as Exhibit 99.3 to Navistar Financial Retail Receivables Corporation Owner Trust 2004-A's Form 8-K dated April 5, 2004. Filed under File No. 333-67112-01.

10.49   Trust Agreement dated as of April 1, 2004, between Navistar Financial Retail Receivables Corporation, as Seller, and Chase Manhattan Bank USA, National Association, as Owner Trustee, with respect to Navistar Financial 2004-A Owner Trust. Filed as Exhibit 4.3 to Navistar Financial Retail Receivables Corporation Owner Trust 2004-A's Form 8-K dated April 5, 2004. Filed under File No. 333-67112-01.

10.50   Indenture dated as of April 1, 2004, between Navistar Financial 2004-A Owner Trust and The Bank of New York, as Indenture Trustee, with respect to Navistar Financial 2004-A Owner Trust. Filed as Exhibit 4.2 to Navistar Financial Retail Receivables Corporation Owner Trust 2004-A's Form 8-K dated April 5, 2004. Filed under File No. 333-67112-01.

10.51   First Amendment to the Certificate Purchase Agreement dated as of January 28, 2000, between Navistar Financial Securities Corporation, as seller, the Corporation, as Servicer, Receivable Capital Corporation, as the Conduit Purchaser, Bank of America, National Association, as administrative Agent for the Purchasers, and Bank of America, National Association, as a Committed Purchaser. Filed as Exhibit 99 on Form 10-Q dated June 9, 2004. Filed under File No. 001-04146.

Exhibit 31.1

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

CERTIFICATIONS

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date June 9, 2004

/s/Pamela Turbeville
Pamela Turbeville
(Principal Executive Officer)

Exhibit 31.2

NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES

CERTIFICATIONS

I, Andrew J. Cederoth, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Navistar Financial Corporation, subsidiary of International Truck and Engine Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

Exhibit 31.2

**NAVISTAR FINANCIAL CORPORATION
AND SUBSIDIARIES**

CERTIFICATIONS

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date June 9, 2004

/s/ Andrew J. Cederoth
Andrew J. Cederoth
(Principal Financial Officer)

EXHIBIT 32

**CERTIFICATIONS PURSUANT TO
SECTION 1350 OF CHAPTER 63 OF
TITLE 18 OF THE UNITED STATES CODE**

In connection with the Quarterly Report of Navistar Financial Corporation (the "Corporation"), subsidiary of International Truck and Engine Corporation, on Form 10-Q for the period ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pamela Turbeville, Principal Executive Officer and I, Andrew J. Cederoth, Principal Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Pamela Turbeville
Pamela Turbeville
Principal Executive Officer
June 9, 2004

/s/ Andrew J. Cederoth
Andrew J. Cederoth
Principal Financial Officer
June 9, 2004

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.